UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

MACROGENICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

556099109
(CUSIP Number)

DECEMBER 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	556099109	SCHEDULE 13G	Page	2	of	17

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,967,640 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,967,640 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,640 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	556099109	SCHEDULE 13G	Page	3	of	17

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 907,904 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 907,904 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,904 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	556099109	SCHEDULE 13G	Page	4	of	17

1	NAMES OF REPORTING PERSONS ICS Opportunities II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0- (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0- (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	556099109	SCHEDULE 13G	Page	5	of	17

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 35,807 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 35,807 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,807 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	556099109	SCHEDULE 13G	Page	6	of	17

1	NAMES OF REPORTING PERSONS Integrated Assets, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,480 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,480 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,480 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	556099109	SCHEDULE 13G	Page	7	of	17

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 947,191 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 947,191(See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,191 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	556099109	SCHEDULE 13G	Page	8	of	17

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,914,831 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,914,831 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,831 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	556099109	SCHEDULE 13G	Page	9	of	17

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,914,831 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,914,831 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,831 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	556099109	SCHEDULE 13G	Page	10	of	17

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,914,831 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,914,831 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,831 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	556099109	SCHEDULE 13G	Page	11	of	17

Item 1.
	(a)	Name of Issuer:

MacroGenics, Inc., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

9704 Medical Center Drive Rockville, Maryland 20850

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Assets II LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

ICS Opportunities II LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Assets, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Group Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

556099109

CUSIP No.	556099109	SCHEDULE 13G	Page	12	of	17

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	556099109	SCHEDULE 13G	Page	13	of	17

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on December 31, 2019:

   i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 1,967,640 shares of the Issuer’s Common Stock (consisting of 1,667,640 shares of the Issuer’s Common Stock and listed options to purchase 300,000 shares of the Issuer’s Common Stock);

   ii) Integrated Assets II LLC, a Cayman Islands limited liability company ("Integrated Assets II"), beneficially owned 907,904 shares of the Issuer’s Common Stock;

   iii) ICS Opportunities II LLC, a Cayman Islands limited liability company, no longer beneficially owned any shares of the Issuer’s Common Stock;

   iv) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 35,807 shares of the Issuer’s Common Stock; and

   v) Integrated Assets, Ltd., an exempted company organized under the laws of the Cayman Islands ("Integrated Assets"), beneficially owned 3,480 shares of the Common Stock, which together with the shares of the Issuer’s Common Stock beneficially owned by Integrated Core Strategies, Integrated Assets II and ICS Opportunities represented 2,914,831 shares of the Issuer’s Common Stock or 6.0% of the Issuer’s Common Stock outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Integrated Assets II, ICS Opportunities and Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II, ICS Opportunities and Integrated Assets.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of Integrated Assets II, ICS Opportunities and Integrated Assets and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II, ICS Opportunities and Integrated Assets.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II, ICS Opportunities and Integrated Assets.

   The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Integrated Assets II, ICS Opportunities and Integrated Assets.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Integrated Assets II, ICS Opportunities or Integrated Assets, as the case may be.

(b) Percent of Class:

   As of the close of business on December 31, 2019, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 2,914,831 shares of the Issuer’s Common Stock or 6.0% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 48,958,198 shares of the Issuer’s Common Stock outstanding as of December 19, 2019, as per the Issuer’s prospectus supplement dated January 3, 2020.

CUSIP No.	556099109	SCHEDULE 13G	Page	14	of	17

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   2,914,831 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   2,914,831 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	556099109	SCHEDULE 13G	Page	15	of	17

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 31, 2020, by and among Integrated Core Strategies (US) LLC, Integrated Assets II LLC, ICS Opportunities II LLC, ICS Opportunities, Ltd., Integrated Assets, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	556099109	SCHEDULE 13G	Page	16	of	17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 31, 2020

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	556099109	SCHEDULE 13G	Page	17	of	17

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of MacroGenics, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 31, 2020

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander